SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65
Company Registry (NIRE) 35.300.177.240
Publicly Held Company
Rua Verbo Divino, 1356 - 1º andar, São Paulo - SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET SERVIÇOS”), in compliance with paragraph 4, Article 157 of Law 6404/76, as amended, and CVM Instruction 358/02, as amended, hereby announces that on August 29, 2008 entered into a Share Purchase and Sale Agreement with EDP – Energias do Brasil S.A. and other (“Sellers”), by which NET SERVIÇOS will acquire 100% of the capital stock of ESC 90 Telecomunicações Ltda. (“ESC 90”) (“Acquisition”).

Operating Context
NET SERVIÇOS is Brazil’s largest cable operator of pay TV, and is present in 79 cities through its subsidiary operators in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Pernambuco, Amazonas and the Federal District. NET SERVIÇOS also provides broadband internet and telephony services through a commercial agreement with Embratel.
ESC 90 is a leading provider of pay TV and broadband internet access, operating in the cities of Vitória and Vila Velha in the state of Espírito Santo, under the brand “NET”.

Operating Information as of July 31, 2008
NET SERVIÇOS has a client base of around 2.7 million pay TV subscribers and 1.8 million broadband internet subscribers. Through a commercial agreement with Embratel, NET SERVIÇOS also provides shared access services, that enable it to offer Switched Wireline Telephone Services (Serviço Telefônico Fixo Comutado - STFC) to approximately 1.0 million voice subscribers (Net Fone via Embratel). Its network covers about 9.3 million homes over a territory of approximately 44,000 km.
ESC 90 has around 31,000 pay TV subscribers and 24,000 broadband internet subscribers, with network coverage of 106,000 homes over a territory of 593 Km.

Financial Indicators in accordance with Brazilian corporate law.
NET SERVIÇOS’ Annualized Net Revenue in the second quarter was R$ 3.6 billion, with EBITDA margin of 26%.
ESC 90’s Annualized Net Revenue in July was R$ 49 million, with EBITDA margin being 48%.

Benefits of the Acquisition. TThe acquisition will enable NET SERVIÇOS to expand its area of operations, covering all the state capitals in the southern and southeastern regions of Brazil. Considering its current network and the Acquisition, NET SERVIÇOS will expand its presence and manage a network that now covers about 9.4 million homes, given the complementarity brought by ESC 90 to NET SERVIÇOS’ network. This acquisition will improve the position of NET SERVIÇOS among existing and potential new competitors.

Authorities’ Approval. The Acquisition is subject to the prior approval of Brazil´s National Telecommunications Agency (ANATEL). NET SERVIÇOS and the Sellers will take all the necessary measures to notify the antitrust authorities (Sistema Brasileiro de Defesa da Concorrência) within the deadlines and in accordance with applicable laws and regulations.

Ratification of the Acquisition.
Once approved by ANATEL, the Acquisition will be submitted to approval by NET SERVIÇOS’ shareholders at the general meeting convened for this purpose, pursuant to Article 256 of Law 6404/76, as amended. According to item II of said Article, the Acquisition’s ratification will give the right of withdrawal to dissenting holders of common shares issued by NET SERVIÇOS, registered as such in the records of NET SERVIÇOS as on August 29, 2008, and whose respective refund amounts will be paid pursuant to Article 137 of Law 6404/76.

Preferred shareholders will not be entitled to the right of withdrawal, given the high liquidity and widespread ownership of such shares, as defined by Item II of said Article

The Acquisition amount is set at R$ 94,624,000.00, equivalent to an EV/EBITDA multiple of 4.0x,  and is subject to adjustments in accordance with the terms and conditions set by the parties in the agreement; payment will be made in cash on the date of closing the transaction.

NET SERVIÇOS will keep its shareholders, the market and other stakeholders informed about the main stages in the acquisition process.

São Paulo, August 29, 2008

João Adalberto Elek Jr.
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.